FOIA CONFIDENTIAL TREATMENT REQUESTED

BY IMMUNOGEN, INC.

PURSUANT TO 17 C.F.R. § 200.83

ImmunoGen, Inc.

830 Winter Street

Waltham, MA 02451

April 24, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler
Assistant Director

Re:	ImmunoGen, Inc.
Form 10-K for the fiscal year ended June 30, 2008
File No. 000-17999
Supplemental response submitted March 27, 2009

Dear Mr. Riedler:

This letter is submitted on behalf of ImmunoGen, Inc. (the “Company” or “we”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Daniel M. Junius dated April 13, 2009 (the “Third Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008 (the “2008 Form 10-K”).  Reference is also made in this response to (a) your letter to Mr. Junius dated February 3, 2009 (the “First Comment Letter”), (b) our supplemental response to the First Comment Letter submitted February 13, 2009 (the “First Supplemental Response”), (c) your letter to Mr. Junius dated March 17, 2009 (the “Second Comment Letter”) and (d) our supplemental response to the Second Comment Letter submitted March 27, 2009 (the “Second Supplemental Response”).  For reference purposes, the text of each comment in the Third Comment Letter has been reproduced herein with responses below each numbered comment.

1.              We note your response to comment 3 [of the Second Comment Letter] and reissue our comment requesting an analysis supporting your determination that the requested information is not material to investors and is likely to cause competitive harm if disclosed.  Your analysis should identify the specific targets and explain how disclosure is likely to cause competitive harm.  Without knowing the targets, it is not possible to determine whether confidential treatment is appropriate.  Please note, you may request confidential treatment of the confidential portions of your analysis pursuant to Rule 83.

Response 1:

Corporate Performance.  The table set forth on Exhibit A attached hereto restates the corporate objective criteria for fiscal year 2008 that were described in Response 5 of the First Supplemental Response, and also includes the specific quantitative/objective targets that were omitted from Responses 5 and 6 of the First Supplemental Response and Response 3 of the Second Supplemental Response.  As set forth in those previous responses and discussed in greater detail below, we believe that disclosure of the confidential commercial and/or financial information relating to the specific targets underlying the overall objectives would result in substantial competitive harm to the Company, and that such information can be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

We believe that the disclosure of the specific quantitative/objective performance targets and the weight given to each used to determine eligibility for bonuses would cause the Company competitive harm in that our competitors would know exactly the level of development of our internal and partnered programs and how much in terms of cash-on-hand, expenses, additional capital, new out-licensing opportunities, as well as the number and timing of other specific business development objectives, we would consider to be sufficient to warrant the payment of a cash bonus as well as the relative importance of each.  Disclosure of this information would offer insight into how optimistic or pessimistic our assumptions are about these components of the Company’s strategic plan and business and the importance the Company assigns to each, and could thus allow competitors to adjust their expectations and business planning accordingly, to our detriment, without giving us similar insight into their plans, expectations and strategies.

The specific internal resource allocations and specific development milestones underlying the internal product and partner product development targets (including the identity of the applicable partner) and the desired amounts of new out-licensing opportunities underlying the corporate business development objectives, if disclosed, would provide competitors with significant insight into our and our partners’ research, development and commercialization plans and would reveal otherwise unavailable information regarding the nature and timing of the anticipated development processes and the resources allocated to our internal and external development programs.  In addition, disclosure of these targets would provide our partners, potential partners and competitors information with respect to our costs to develop our products without affording us the same opportunity to analyze similar information regarding their programs.  This would place us at a severe competitive disadvantage and provide a windfall to partners, potential partners and competitors.  In addition, partners, potential partners and competitors would have access to confidential information regarding our capabilities and potential costs and this information could be used to our disadvantage in future negotiations with partners and competitors could use this information to undercut our development plans.  In essence, the disclosure of these targets would provide a valuable roadmap to third parties of our (and in some cases, our partners’) research, development and commercialization strategy, and would negatively impact our (and in some cases, our partners’) negotiation strategy with potential partners and other parties with whom we (and in some cases, our partners) do business.

Disclosure of the specific expense, cash-on-hand and capital raising targets underlying the financial performance objectives and the desired amounts of new out-licensing opportunities underlying the corporate business development objectives would cause competitive harm to the Company.  This information would provide our competitors with valuable insight into our views on the state of the Company’s markets and its ability to generate revenues, to compete in these markets and to develop new business opportunities.  Disclosure of this information would also provide competitors with information that could be used to extrapolate our assumptions underlying our business plan, as well as our expected cash position and operating performance, all of which would allow competitors to adjust their existing and proposed strategies in ways that would undermine our ability to grow our partnering revenue and improve our capital position and business prospects.

For these reasons, we respectfully request that we not be required to disclose the underlying quantitative/objective annual corporate performance targets for the corporate objectives and the weight assigned to each in connection with its executive compensation disclosure.

Individual Performance.  The Compensation Committee determined the portion of Mr. Tagliamonte’s target bonus tied to individual performance based on Dr. Sayare’s evaluation of Mr. Tagliamonte’s accomplishment of specific actions relating to expanding relationships with existing collaborators, identifying potential new collaborators, and staff development in business development, all of which were designed to further the corporate performance criteria related to business development.  The specific actions are described in the table set forth in Exhibit B attached hereto.

We respectfully submit that the first four individual actions related to business development described in the table and the weight assigned to each constitute confidential and sensitive commercial information that, if disclosed, could result in substantial competitive harm to the Company for the reasons discussed above for the corporate business development objectives.  Therefore, we believe this information may be omitted from our Compensation Disclosure and Analysis disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

We believe that the disclosure of the overall objectives without the specific underlying targets  appropriately strikes a balance between protecting the Company’s confidential commercial and financial information and providing enough detail to investors to understand the Company’s compensation decisions and the corporate and individual performance criteria used to make those decisions.  Furthermore, the Company believes that public disclosure of more detailed information concerning specific individual performance objectives is not necessary for or relevant to the protection of, our investors and that, although important to our Board of Directors and management to assess individual performance, this information is not material to our investors’ general understanding of our business or prospects.

The Compensation Discussion and Analysis contained in our future filings will include, to the extent applicable, the tabular presentations (omitting the redacted material) of the corporate performance criteria substantially in the manner set forth in Exhibit A, the individual performance criteria, if any, substantially in the manner set forth in Exhibit B for the named executive officers, and the discussions related thereto substantially as set forth in Response 5 of the First Supplemental Response and Response 2 of the Second Supplemental Response.

As requested in the Third Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A request for confidential treatment of the redacted portions of this response letter under 17 C.F.R. § 200.83 has been sent to the Commission’s Office of Freedom of Information and Privacy Operations.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 895-0600.

Sincerely,

/s/ Craig Barrows

Craig Barrows
Vice President and General Counsel

Exhibit A

Corporate Performance Criteria	Target	Max (w/stretch)	Actual
Rule 83 confidential treatment request made by ImmunoGen, Inc.; Request No. 2009.04.24.A.1

Internal Product Development
IMGN901 clinical progress	20%	30%	15%
[***]	[*** ]	[*** ]	[*** ]
IMGN242 clinical progress	15%	25%	5%
[***]	[*** ]	[*** ]	[*** ]
Antibody manufacturing-related activities	20%	20%	10%
[***]	[*** ]	[*** ]	[*** ]
Pipeline expansion programs	5%	15%	10%
[***]	[*** ]	[*** ]	[*** ]

Subtotal	60%	90%	40%

Rule 83 confidential treatment request made by ImmunoGen, Inc.; Request No. 2009.04.24.A.2

Financial Performance
Controlling operating expenses [***]	2.5%	2.5%	2.5%
Maintaining a pre-determined cash balance [***]	5%	5%	5%
Raising additional capital [***]	10%	15%	—

Subtotal	17.5%	22.5%	7.5%

Rule 83 confidential treatment request made by ImmunoGen, Inc.; Request No. 2009.04.24.A.3

Partner Products
Collaborator # 1 [***]	2.5%	7.5%	5%
[***]	[*** ]	[*** ]	[*** ]
Collaborator # 2 [***]	12.5%	12.5%	12.5%
[***]	[*** ]	[*** ]	[*** ]
Collaborator # 3 [***]	2.5%	2.5%	2.5%
[***]	[*** ]	[*** ]	[*** ]

Subtotal	17.5%	22.5%	7.5%

Rule 83 confidential treatment request made by ImmunoGen, Inc.; Request No. 2009.04.24.A.4

Business Development
TAP technology out-licensing opportunities	5%	10%	—
[***]	[*** ]	[*** ]	[*** ]
Product out-licensing opportunities in certain markets	—	5%	—
[***]	[*** ]	[*** ]	[*** ]

Subtotal	5%	15%	—

Total	100%	150%	67.5%

Exhibit B

Tagliamonte Individual Actions	Target	Actual
Rule 83 confidential treatment request made by ImmunoGen, Inc.; Request No. 2009.04.24.B.1

Expanding partnerships with existing collaborators
[***]	[*** ]	[*** ]

Subtotal	40%	40%

Rule 83 confidential treatment request made by ImmunoGen, Inc.; Request No. 2009.04.24.B.2

Identifying potential new collaborators
[***]	[*** ]	[*** ]

Subtotal	50%	35%

Retain, develop and motivate business development staff	10%	10%

Total	100%	85%